Exhibit 12.1

EXHIBIT 12.1—STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(dollar amounts in millions except per share figures)

		2007	2006	2005	2004	2003
1. NET INCOME/(LOSS) AS A PERCENT OF SALES
A	Net income/(loss)	$29.5	$11.4	$(123.7)	$6.2	$51.8
B	Net sales	$602.4	$532.1	$564.8	$496.9	$471.8
A% of B		4.9%	2.1%	(21.9)%	1.2%	11.0%

2. EFFECTIVE INCOME TAX RATE AS A PERCENT
C	Income taxes	$18.2	$20.4	$4.2	$20.1	$23.2
D	Income/(loss) before income taxes	$47.7	$31.8	$(118.1)	$32.0	$77.3
C% of D		38.2%	64.2%	(3.5)%	62.8%	30.0%

3. CURRENT RATIO
E	Current assets	$256.1	$305.3	$239.8	$199.6	$178.9
F	Current liabilities	$160.7	$142.9	$140.5	$169.4	$112.8
E:F		1.6	2.1	1.7	1.2	1.6

4. EARNINGS PER SHARE
G	Net income/(loss)	$29.5	$11.4	$(123.7)	$6.2	$51.8
H	Basic shares outstanding	23,920	24,141	24,737	24,690	23,850
I	Diluted shares outstanding	24,838	25,339	24,737	25,978	25,108
G/H	Basic earnings per share	$1.23	$0.47	$(5.00)	$0.25	$2.17

G/I	Diluted earnings per share	$1.19	$0.45	$(5.00)	$0.24	$2.06

Shares in thousands, earnings per share in dollars.